

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 13, 2007

Paul Burgess
Chief Executive Officer
Lattice Incorporated
7150 N. Park Drive, Suite 500
Pennsauken, NJ 08109

> **Re: Lattice Incorporated**
> **Registration Statement on Form SB-2**
> **Filed February 12, 2007**
> **File No. 333-140625**

Dear Mr. Burgess:

We have limited our review of your Form SB-2 to consideration of your disclosure concerning the series A preferred stock and warrants and related matters and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please note that all material issues stemming from our ongoing review of your Form 10-KSB for the year ended December 31, 2005 must be resolved before effectiveness of this registration statement.

2.   Please update your registration statement to reflect audited financial statements for the year ended December 31, 2006.

3.   We note that you are registering the sale of 5,000,000 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holder, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, revise the offering to fix the offering price of the shares being offered for the duration of the offering.

        If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

   •   The date on which and the manner in which the selling shareholder received the shares and/or the overlying securities;

   •   The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or its affiliates in fees or other payments;

   •   The discount at which the shareholder will purchase the common stock underlying the series A preferred stock and warrants (or any related security, such as notes or options); and

   •   Whether or not the selling shareholder is in the business of buying and selling securities.

 Prospectus Summary, page 6

4.   Revise to disclose that the number of shares being registered represents ___% of your shares currently outstanding.

5.   Disclose the total dollar value of the securities underlying the series A preferred stock and warrants that you have registered for resale (using the number of underlying securities that

you have registered for resale and the market price per share for those securities on the date of the September 2006 private placement.

Selling Stockholders, page 21

6.   We note that on February 2, 2007, the principal and interest on the note held by the selling shareholder automatically converted into 7,826,087 shares of series A preferred stock. We note that the series A preferred stock is convertible into 2.5 shares of common stock subject to adjustment. In light of these figures, explain why you are registering only 5,000,000 shares of common stock. In this regard, it is not clear whether the amount being registered is pre- or post- the one-for-ten reverse stock split. Furthermore, it is not clear whether you may be obligated to register additional shares in the future (e.g. if the conversion price and exercise price are lowered). Clarify whether there are caps on the number of shares that the series A preferred stock may be converted into or that the warrants may be exercised into, and, if not, whether you may have to register additional shares in the future if future resets of the conversion price and exercise price are possible.

7.   Clarify whether the selling shareholder is considered a broker-dealer or an affiliate of a broker-dealer.

8.   Reconcile your disclosure on page 13 where you indicate that the exercise price of the warrants is not adjustable based upon the EBITDA per share targets and on page 14 where you indicate that the exercise price is adjustable.

9.   Please disclose the total possible profit the selling shareholder could realize as a result of the conversion/exercise discount for the securities underlying the series A preferred stock and warrants, presented in a table with the following information disclosed in separate columns or rows:

   •   the market price per share of the securities underlying the series A preferred stock and warrants on the date of the September 2006 private placement;

   •   the conversion/exercise price per share of the underlying securities on the date of the sale of the series A preferred stock and warrants;

   •   the total possible shares underlying the series A preferred and warrants (assuming complete conversion/exercise throughout the term of the series A preferred and warrants);

   •   the combined market price of the total number of shares underlying the series A preferred, stock and warrants calculated by using the market price per share on the date of the sale of the series A preferred stock and warrants and the total possible shares underlying the series A preferred stock and warrants;

- the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the series A preferred stock and warrants calculated by using the conversion/exercise price on the date of the sale of the series A preferred stock and warrants and the total possible number of shares the selling shareholder may receive; and

- the total possible discount to the market price as of the date of the sale of the series A preferred stock and warrants, calculated by subtracting the total conversion price on the date of the sale of the series A preferred stock and warrants from the combined market price of the total number of shares underlying the series A preferred stock and warrants on that date.

    To reflect the further change in the conversion/exercise price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

10.   Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed in separate columns or rows:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    o   if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
    o   if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

11.   Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

12.   In a table, provide disclosure that compares:

- the number of shares outstanding prior to the series A preferred stock and warrant transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

- the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

- the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

13. Disclose whether – based on information obtained from the selling shareholder – the selling shareholder has an existing short position in your common stock and, if the selling shareholder has an existing short position in your stock, the following additional information:

- the date on which the selling shareholder entered into that short position; and

- the relationship of the date on which the shareholder entered into that short position to the date of the announcement of the series A preferred stock and warrant transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the September 2006 private placement, before the filing or after the filing of the registration statement, etc.).

14. Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the September 2006 private placement; and

- copies of all agreements between you (or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the September 2006 private placement.

> If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

15.   Disclose in a table the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the series A preferred stock and warrant transaction that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any dividend, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, disclose the net proceeds to you from the sale of the series A preferred stock and warrants and the total possible payments to the selling shareholder and any of its affiliates in the first year following the sale of the series A preferred and warrants.

16.   Disclose in a table:

- the gross proceeds paid or payable to you in the September 2006 private placement;

- all payments that have been made or that may be required to be made by you that are disclosed in response to comment 15 above;

- the resulting net proceeds to you; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the series A preferred stock, warrants and any other options, notes, or other company securities that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comments nine and ten above.

Further, please disclose – as a percentage –the total amount of all possible payments as disclosed in response to comment 15 above and the total possible discount to the market price of the shares underlying the series A preferred stock and warrants as disclosed in response to comment nine above divided by the net proceeds to you from the sale of the series A preferred stock and warrants.

Summary Compensation Table, page 39

17.   We note that you have included compensation information for 2005 and 2006. However, it appears that the information provided for 2005 does not reflect the changes made to recently-amended Regulation S-B Items 402. For example, the amount disclosed for Mr. Burgess under "Option Awards" does not appear to the reflect the compensation cost of his award for 2005 as described in FAS 123R. Please revise to make clear that your compensation information for 2005 does not reflect the changes made to Item 402 of Regulation S-B.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Bennett, Staff Attorney, at 202-551-3389, or me, at 202-551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Asher S. Levitsky P.C.
        Via Fax: 212-930-9725